UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026.
____________________________________

Commission File Number: 001-40627

SOPHiA GENETICS SA
(Exact name of registrant as specified in its charter)

La Pièce 12
CH-1180 Rolle
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: June 4, 2026

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal & Regulatory Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 4, 2026